Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T 312.845.3000 F 312.701.2361 www.chapman.com

January 22, 2024

VIA EDGAR CORRESPONDENCE

Ms. Jaea Hahn

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, DC 20549

Re: First Trust Exchange-Traded Fund IV

Dear Ms. Hahn:

On December 22, 2023, with respect to First Trust SSI Strategic Convertible Securities ETF (the “Fund”), First Trust Exchange-Traded Fund IV (the “Trust”) filed a preliminary proxy statement (the “Proxy Statement”) and related materials (together with the Proxy Statement, “Preliminary Proxy Materials”) with the Securities and Exchange Commission. The Proxy Statement includes proposals for shareholders to approve: (1) a new investment sub-advisory agreement for the Fund; and (2) a “manager of managers” structure for the Fund. This letter responds to comments that you provided to the undersigned on January 2, 2024. For your convenience, the substance of the comments provided has been restated below. The Trust’s response to each comment is set out immediately under the restated comment. Undefined capitalized terms have the meanings given to them in the Preliminary Proxy Materials.

Comment 1

We note that the letter to shareholders and Proposal 1 in the Proxy Statement state that since the closing of the Transaction, SSI has been majority owned indirectly by certain creditors of RIM rather than by the prior ownership group. If applicable with respect to the Transaction, please add disclosure to address Item 22(c)(6) of Schedule 14A.

Response 1

The Trust does not believe that Item 22(c)(6) of Schedule 14A is applicable with respect to the Transaction and, therefore, has not added any related disclosure.

Comment 2

In the Proxy Statement, the first sentence of the paragraph under “Proposal 1: Approval of a New Investment Sub-Advisory Agreement for the Fund – The Prior Sub-Advisory Agreement” states that SSI has served as the investment sub-adviser to the Fund since its inception. Please consider adding the relevant date.

Response 2

The disclosure has been revised as suggested to add the Fund’s inception date (i.e., November 3, 2015).

Comment 3

In the Proxy Statement, the first paragraph under “Proposal 1: Approval of a New Investment Sub-Advisory Agreement for the Fund – Comparison of Certain Terms of the New Sub-Advisory Agreement and Prior Sub-Advisory Agreement” includes a statement indicating that a provision in the Prior Sub-Advisory Agreement that permitted SSI to retain additional sub-advisers (the “Additional Sub-Adviser Provision”) has not been included in the New Sub-Advisory Agreement. Please clarify the reason for the omission.

Response 3

The disclosure included under the sub-heading “Additional Sub-Advisers” has been revised to clarify that if shareholders approve Proposal 2, the Fund will implement a “manager of managers structure” under which any additional sub-advisers would be retained by the Adviser. Disclosure has also been included to clarify that if shareholders approve Proposal 1, the Additional Sub-Adviser Provision will be omitted in the New Sub-Advisory Agreement whether or not shareholders also approve Proposal 2.

Thank you for your attention to this filing. Please contact me by telephone at (312) 845-3446 or by e-mail at russell@chapman.com if you have questions regarding any of the above responses.

Very truly yours,
Chapman and Cutler llp
By:	/s/ Suzanne M. Russell
Suzanne M. Russell